

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 27, 2016

Corey F. Rose, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006-1110

Re: Hartford Global Impact NextShares Trust, File Nos. 333-214842; 811-23215

Dear Mr. Rose:

We have reviewed the registration statement for Hartford Global Impact NextShares Trust (the "Trust"), filed on Form N-1A with the Securities and Exchange Commission on November 30, 2016, and have the comments below regarding Hartford Global Impact NextShares Fund (the "Fund"). Comments given in one section apply to other sections in the filing that contain the same or similar disclosure. The captions used below correspond to the captions the Trust uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Registration Statement

1. We note that the Trust has received an order under section 6(c) for exemptive relief from certain provisions of the Investment Company Act of 1940 (the "1940 Act"). Please confirm in your response letter that the disclosure contained in the registration statement is and will continue to be in compliance with all of the terms and conditions of the application and order. Also, please advise us if you expect to submit any additional exemptive applications or no-action requests in connection with the registration statement.

2. Given that the shares will be listed and traded on a national securities exchange (NASDAQ), please confirm to the staff that all applicable applications have been approved by the applicable exchange. In this regard, please inform the staff whether the exchange has approved the use of the new trading method, NAV-Based Trading. Also, indicate whether a listing standard exists for the Fund.

3. Please state in your response letter whether FINRA has reviewed and approved the proposed terms, compensation, and other considerations of any underwriting arrangements contained in the registration statement.

Prospectus Summary

Annual Fund Operating Expenses, page 1

4. We note the absence of the "Acquired Fund Fees & Expenses" line item from the Fund's fee table. Please confirm to us in your response letter that the Fund will not during its first year of operations make investments in an "Acquired Fund" at the level that triggers the need for the additional line item

of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses are nonetheless included in "Other Expenses" or that the Fund does not intend to invest in an Acquired Fund.

5. Footnote number 2 discusses the adviser's and transfer agent's agreement to reimburse fees. If the adviser or transfer agent may recapture any reimbursed amounts, please disclose this in footnote 2.

Principal Investment Strategy, page 1

6. The prospectus states, "Wellington Management Company LLP ('Wellington'), the Fund's sub-adviser, specifically seeks to invest the Fund's assets in companies that *focus* (emphasis added) their operations in areas that Wellington believes are likely to address major social and environmental challenges including, but not limited to, hunger, health, clean water and sanitation, affordable housing, education and training, financial inclusion, narrowing the digital divide, alternative energy, resource stewardship and resource efficiency." Please clarify the term "focus" by disclosing the quantitative criteria, if any, used to determine the companies in which the Fund may invest.

About NextShares, page 2

7. In the third paragraph of this section the disclosure states, "The premium or discount to NAV at which NextShares trades are executed is locked in at the time of trade execution . . . ." In the discussion that compares NextShares to ETFs, the disclosure states "Unlike ETFs, trading prices of NextShares are directly linked to the Fund's next end-of-day NAV rather than determined at the time of trade execution." To avoid potential investor confusion, please further clarify the language by highlighting that, unlike ETFs, the premium or discount and final price are determined at different times.

How NextShares Compare to ETFs, page 2

8. The second sentence of the second paragraph states "Because the mechanism that underlies efficient trading of NextShares does not involve portfolio instruments not used in creations and redemptions, the need for full portfolio holdings disclosure to achieve tight markets in NextShares is eliminated." Consider revising this disclosure in plain English to avoid potential investor confusion.

Principal Risks, page 2

9. Please add disclosure regarding liquidity risk; specifically, that in stressed market conditions, the market for the shares may become less liquid in response to deteriorating liquidity in the markets for the shares' underlying portfolio holdings. Please also note that this adverse effect on liquidity for the shares in turn could lead to differences between the market price of the shares and the underlying value of those shares.

Sizing Buy and Sell Orders, page 5

10. Please note that the discussion of the IIV should specifically address how (a) the IIV is calculated (i.e., whether the IIV is based on the portfolio or a basket), (b) what the calculation includes and does not include (e.g., operating fees or other accruals), and (c) what types of values are used for underlying holdings (e.g., in the case of international securities, stale prices from closed foreign

markets updated only for currency changes). Please disclose whether the Fund may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of Fund shares. If there are such circumstances, please consider noting that potential as a principal risk.

Final Prices of Executed Trades, page 6

11. The third paragraph states, "Indicates that the final price of a transaction in Fund shares executed at two cents over the Fund's next determined NAV per share is $20.02 per share when the reference NAV is $20.00." This sentence appears to be incomplete. Please revise as appropriate.

Related Composite Performance, page 30

12. The Fund should represent supplementally that it has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

13. The first sentence in this section states, "The following tables present the past performance of a composite of *certain* (emphasis added) accounts . . . ." Explain whether all accounts that have investment objectives, policies and strategies that are substantially similar to those of the Fund have been included in the composite.

GENERAL COMMENTS

14. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

15. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

16. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6769.

Sincerely,

/s/ Deborah O'Neal-Johnson

Deborah O'Neal-Johnson
Senior Counsel